TransAlta declares preferred share dividend

CALGARY, Alberta (December 13, 2010) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) approved an initial dividend of $0.3497 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A, for the period from December 10, 2010 to March 31, 2011. The dividend is payable on March 31, 2011 to shareholders of record at the close of business March 1, 2011.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:

Investor inquiries:

        Bob Klager

Jess Nieukerk

        Director, Public Affairs

Director, Investor Relations

Phone:  (403) 267-7330

Phone: 1-800-387-3598 in Canada and U.S.

Email: robert_klager@transalta.com

Email: investor_relations@transalta.com